FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On April 21st, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: April 22nd, 2004

Exhibit 1

Compugen Reports First Quarter 2004 Financial Results

TEL AVIV, ISRAEL, April 21, 2004 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ended March 31, 2004.

Revenues for the quarter were $1.5 million (including $401,000 from research and development grants), compared to $2.6 million (including $455,000 from research and development grants) for the first quarter of 2003. The reduced revenues for the current period result primarily from the implementation of the previously disclosed plan to divest certain product lines in order to focus more of the Company`s efforts on discovery based activities and its emerging therapeutic protein pipeline. The net loss for the quarter was $3 million (including a non-cash charge of $238,000 for amortization of deferred compensation), or $0.11 per share, compared with a net loss of $2.3 million (including $94,000 of deferred compensation), or $0.09 per share, for the corresponding quarter of 2003.

As of March 31, 2004, Compugen had $58.1 million in cash, cash equivalents, and marketable securities, a decrease of $2.4 million from December 31, 2003. The Company maintains its previous guidance of cash and cash related accounts decrease of $15 to $17 million for calendar 2004, resulting in an anticipated balance at year-end of approximately $45 million.

"Our announcement during the past quarter of our discovery of several naturally occurring soluble splice variants of CD40 is another excellent example of the power of our predictive approach to research, and our discovery engines. In general, soluble proteins have inherent advantages for development as drugs," stated Mor Amitai, Ph.D., Compugen`s President and Chief Executive Officer. "Blocking the CD40 pathway has been shown by others to effectively prevent rejection in organ transplantation and treat a variety of autoimmune diseases. Therefore, this is an extremely active field of research with a number of major biotechnology and pharmaceutical companies having development programs based on antibodies for the known, membrane-bound, CD40 ligand. Furthermore, we were very pleased last week to be notified of the granting of the first U.S. patent covering one of our novel CD40 variants," Dr. Amitai continued.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its first quarter results on April 21, 2004 at 10:00 am EST. To access the conference call, please dial 1-866-500-4953 or 1-866-500-4964 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5901. The replay will be available until 12 noon EST on April 23, 2004.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen, a genomics-based drug and diagnostic discovery company, increases the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. This unique capability results in powerful predictive models and discovery engines, which are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early-stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. For additional information, please visit Compugen's updated corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,
	2004 Unaudited	2003 Unaudited
Revenues
Products and services	1,119	2,120
Research and development grants	401	455
Total revenues	1,520	2,575

Cost and Expenses
Cost of products and services	464	616
Research and development expenses	2,896	3,168
Sales and marketing expenses	678	1,025
General and administrative expenses	787	713
Amortization of deferred compensation	238	94
Total operating expenses	5,063	5,616

Operating loss	(3,543)	(3,041)
Financing income, net	460	703
Other income	93	-
Net loss	(2,990)	(2,338)
Basic and diluted net loss per ordinary share	(0.11)	(0.09)
Weighted average number of ordinary shares outstanding	27,198,759	26,162,955

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2004 Unaudited	December 31, 2003 Audited
ASSETS
Current assets
Cash, cash equivalents, short-term cash deposits, and marketable securities	20,097	16,707
Receivables and prepaid expenses	1,442	1,401
Total current assets	21,539	18,108

Long-term investments
Marketable securities	38,008	43,803
Other assets	1,595	1,678
Property and equipment, net	3,625	3,937
Total assets	64,767	67,526

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities
Accounts payable and accrued expenses	2,404	3,629
Deferred revenues	946	1,566
Total current liabilities	3,350	5,195

Long-term liabilities
Accrued severance pay	1,976	1,997
Other long-term liabilities	60	60
Investment in Evogene	466	466
Total long-term liabilities	2,502	2,523

Total shareholders` equity	58,915	59,808
Total liabilities and shareholders` equity	64,767	67,526